SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

U.S. LABORATORIES INC.
(Name of Subject Company)

U.S. LABORATORIES INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

90333 T 105
(CUSIP Number of Class of Securities)

Dickerson Wright
Chairman and Chief Executive Officer
U.S. Laboratories Inc.
7895 Convoy Court, Suite 18
San Diego, California 92111
(858) 715-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on behalf of the Person(s) Filing Statement)

With a copy to:
J. Jay Herron, Esq.
Michael L. Hawkins, Esq.
O’Melveny & Myers LLP
114 Pacifica, Suite 100
Irvine, California 92618
(949) 737-2900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

U.S. Laboratories Inc., a Delaware corporation (the “Company”), is the subject company. The principal executive offices of the Company are located at 7895 Convoy Street, Suite 18, San Diego, California 92111, and its telephone number is (858) 715-5800.

The title of the class of equity securities to which this Statement on Schedule 14D-9 (this “Statement”) relates is the common stock, $0.01 par value per share (the “Common Stock”), of the Company. As of August 21, 2002, there were 5,138,660 shares of Common Stock (“Shares”) outstanding.

Item 2.    Identity and Background of the Filing Person

The Company is the filing person. The principal executive offices and telephone number of the Company are set forth in Item 1 above, which information is incorporated herein by reference.

This Statement relates to a tender offer by Voice Acquisition Corp., a Delaware corporation (“Purchaser”), which is an indirect wholly-owned subsidiary of Bureau Veritas, S.A., a société anonyme organized under the laws of the French Republic (“Parent” or “Bureau Veritas”), to purchase all of the issued and outstanding Shares at a price of $14.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2002 (the “Offer to Purchase”), and the accompanying Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is also described in the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Purchaser with the Securities and Exchange Commission on August 22, 2002.

Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of August 8, 2002, by and among Purchaser, Parent and the Company (the “Merger Agreement”). The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn by the expiration of the Offer a number of Shares which would represent at least a majority of the total Shares that are issued and outstanding on the date of purchase on a fully-diluted basis, assuming the exercise of all outstanding options and rights and the conversion of all convertible securities and the issuance of all Shares that the Company is obligated to issue (the “Minimum Condition”). In addition, the Merger Agreement provides, among other things, that upon the terms and subject to the conditions contained therein, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by the Company, Parent or Purchaser and Shares held by persons who exercise their dissenters rights under Section 262 of the DGCL, will be converted pursuant to the Merger into the right to receive, upon the surrender of the certificate formerly representing such Share, $14.50 in cash without interest thereon (the “Merger Consideration”). The Merger Agreement is filed as Exhibit (e)(3) hereto, and is incorporated herein by reference.

THE BOARD OF DIRECTORS OF THE COMPANY HAS BY UNANIMOUS VOTE (I) DETERMINED THAT THE OFFER, THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY’S STOCKHOLDERS, (II) APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT, AND (III) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

The Schedule TO states that the principal business address of Purchaser and Parent is 17 bis, Place des Reflets, La Défense 2, 92400 Courbevoie, France.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Information concerning certain arrangements between the Company and its directors and executive officers, including information as to the beneficial ownership of Common Stock, the compensation of directors and executive officers, and certain transactions between the Company and its directors and executive officers, is included on pages 5-12 and 22-27 of the Company’s Proxy Statement dated May 29, 2002 for the Annual Meeting of Stockholders held on June 22, 2002 (the “Proxy Statement”) and is incorporated herein by reference. These pages of the Proxy Statement are included in Annex B hereto. In addition to the agreements and arrangements described in the Proxy Statement, certain directors, executive officers and affiliates of the Company have an interest or potential interest in the agreements and arrangements described below. The Board of Directors was aware of and considered these actual and potential conflicts of interest, along with the other matters described below in Item 4, in deciding to approve the Merger Agreement and the transactions contemplated thereby.

Merger Agreement.    A summary of the material provisions of the Merger Agreement is included in Section 11 of the Offer to Purchase filed as Exhibit (a)(1) hereto, and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Board Representation.    In the Merger Agreement, the Company, Parent and Purchaser agreed as follows:

•
Subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, promptly upon the purchase of not less than a majority of the outstanding Shares on a fully-diluted basis pursuant to the Offer and prior to the Effective Time, Purchaser will be entitled to designate a majority of the Board of Directors of the Company.

•
At the request of Purchaser, the Company will either increase the size of the Board or exercise its best efforts to secure the resignations of all its incumbent directors other than (i) three of the current directors who are not employees of the Company or stockholders, affiliates or employees of Parent or Purchaser and (ii) any other director Parent may designate. In such event, the Company shall cause Purchaser’s designees to be elected as necessary to provide Purchaser with a majority of the Board of Directors.

•
Until the Effective Time, the Board will have at least three directors who are neither officers of Parent nor designees, shareholders or affiliates of Parent or Parent’s affiliates (the “Independent Directors”); provided, that if fewer than three Independent Directors remain, the remaining Independent Directors will be entitled to designate a person or persons to fill the vacancy, and if no Independent Directors remain, the other directors will designate three persons to fill the vacancies who are not officers or affiliates of Parent or Parent’s affiliates, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

•
Prior to the Effective Time and in addition to any required approval by the full Board of Directors of the Company, the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) extend the time for performance or waiver of Parent’s or Purchaser’s obligations under the Merger Agreement or waive any of the Company’s rights thereunder, or (iii) for the Company to take any other action in connection with the Merger Agreement or the transactions contemplated thereby which affects the interests of the stockholders of the Company.

Stock Plan Arrangements.    Upon the consummation of the Offer, all conditions and restrictions with respect to options to purchase Shares under the Company’s stock option plan or stock incentive plan, including limitations on exercisability and vesting, shall immediately lapse. Each such option unexercised and outstanding immediately prior to the consummation of the Offer shall upon consummation of the Offer be deemed to constitute an option to acquire the Merger Consideration and shall be cancelled in exchange for a cash payment to the holder of the option in an amount equal to the excess (determined with respect to each such option), if any, of the Merger Consideration per share over the exercise price per share multiplied by the number of Shares purchasable pursuant to such option immediately prior to the consummation of the Offer. Each Share granted to any employee, officer or director of the Company or any Company Subsidiary as compensation for services that is subject to restrictions on ownership or transferability shall vest in full and become fully transferable and free of restrictions not later than immediately prior to the consummation of the Offer.

The following table sets forth, with respect to each of the executive officers and directors of the Company, (i) the number of Shares subject to the Option Plans held by each person and the vesting status as of August 21, 2002, (ii) the weighted average exercise price of the Options held by each person and (iii) the aggregate value of such Options based upon the $14.50 per Share offer price.

Name	Vested Option Shares	Unvested Option Shares	Weighted Average Exercise Price Per Share ($)	Aggregate Value of Options ($)
Dickerson Wright	75,755	66,245	6.68	1,111,000
Joseph Wasilewski	16,664	20,336	6.32	302,500
Donald C. Alford	52,000	—	6.23	430,000
Martin Lowenthal	27,000	—	6.44	217,500
James L. McCumber	—	—	n/a	0
Robert E. Petersen	11,000	—	6.00	93,500
James Vogler	—	—	n/a	0
Roy Moore	25,000	—	6.00	212,500
Berry Grubbs(1)	—	—	n/a	0

(1)
The Company committed to issue (but did not issue) options to purchase 5,200 Shares to Mr. Grubbs in connection with the acquisition of a company wholly-owned by Mr. Grubbs. As described in the section “Terra-Mar Options” below in this Item 3, the Company will provide Mr. Grubbs with a cash payment in lieu of granting these options.

Employment and Retention Agreements.    The Merger Agreement provides that Parent shall cause the Surviving Corporation to assume and honor in accordance with their terms all written employment, severance, retention and termination agreements, plans, policies and arrangements applicable to current and former employees of the Company and the Company’s subsidiaries (“Company Employees”), excluding any equity related compensation. However, Parent or the Surviving Corporation has the right to modify, amend or terminate any such programs, policies, agreements and plans in accordance with the terms thereof and of the Merger Agreement.

Prior to the consummation of the Merger, the Company may enter into Retention Agreements with certain officers and selected key employees (each, an “Executive”). Pursuant to these agreements, if the Merger occurs, in order to provide incentives for each Executive entering into such an agreement to remain in the employ of the Company thereafter, Purchaser has requested and authorized the Company to agree to pay that Executive an agreed amount (the “Severance Amount”) if (i) the Executive is still employed by the Company on the first anniversary of the closing date of the Merger (the “Payment Date”) or (ii) the Executive’s employment has been terminated by the Company or its successor-in-interest without Good Cause, or by the Executive with Good Reason, prior to the Payment Date. For purposes of the Retention Agreements, (x) the Company shall be deemed to have Good Cause to terminate the Executive’s employment based on the Executive’s dishonesty, insubordination or willful misconduct or pursuant to a “for cause” termination provision in any applicable employment agreement between the Executive and the Company or if the Executive refuses to obey a lawful directive of the Executive’s supervisor and fails to correct such refusal within a reasonable time after receipt of written notice from the Company; and (y) the Executive shall be deemed to have Good Reason to terminate his or her employment with the Company voluntarily if the Executive’s base compensation is reduced or if the

Executive is assigned duties materially inconsistent with his or her positions, duties, responsibilities and status with the Company. In consideration of the Company’s obligations under the Retention Agreement and other compensation payable to the Executive during the term of his or her employment with the Company, the Executive will agree that he or she shall continue to diligently perform his or her duties for the Company after the Merger, and will not engage in any other employment during the term of his or her employment with the Company, without the specific written consent of the Company.

The Company expects to offer Retention Agreements with aggregate Severance Amounts not to exceed $1,865,000. Retention payments in the amount of $1,095,000 have been allocated to date, including $175,000 to Martin Lowenthal and $50,000 to Roy Moore, each of whom is an Executive Vice President and director of the Company. The balance of the $770,000 aggregate retention payments will be allocated among persons mutually agreeable to Dickerson Wright and Parent, which persons may include the Company’s executive officers other than Dickerson Wright. Parent shall also cause the Surviving Corporation to offer to enter into employment agreements with those persons previously disclosed to the Company, including Mr. Lowenthal and Mr. Moore. The terms of such employment agreements, including compensation levels, will be determined by Purchaser and have not yet been specified.

Benefit Plans.    Purchaser may at its option and in its sole discretion request that the Company terminate its 401(k) plans. If Purchaser makes such request, Parent shall cause the Surviving Corporation and its subsidiaries to accept the 401(k) Profit Sharing Plan of Bureau Veritas Holdings, Inc., a wholly-owned subsidiary of Parent (“BVHI”), and shall recognize all service of the Company’s employees for the purpose of determining such employees’ eligibility, vesting and rate of benefit accrual under BVHI’s 401(k) Profit Sharing Plan.

Insurance and Indemnification.    The Merger Agreement provides that, from and after the Effective Time, Parent shall cause to be maintained in effect the current indemnification provisions for the current and former directors, officers and employees of the Company and its subsidiaries (the “Indemnified Parties”) as contained in the organizational documents of the Company and its subsidiaries and in any agreement between the Indemnified Parties and the Company and its subsidiaries in respect of actions or claims arising from facts or events that occurred on or before the Effective Time.

For a period of not less than six years after the Effective Time, Parent or the Surviving Corporation will maintain in effect a tail policy to the Company’s current coverage for directors’ and officers’ liability insurance and fiduciary liability insurance obtained by the Company in consultation and cooperation with Parent (the “Tail Policy”) with respect to actions or claims arising from facts or events that occurred on or before the Effective Time, on terms and conditions no less favorable to such persons than those in effect on the date of the Merger Agreement under the existing directors’ and officers’ liability insurance of the Company. Parent shall not be obligated to pay more than an aggregate premium of $325,000 payable at the inception of the Tail Policy. Parent or the Surviving Corporation may provide coverage under its policies or substitute policies with no less favorable coverage and amounts than those in effect on the date of the Merger Agreement.

Confidentiality Agreements.    On March 17, 2002, the Company and Parent entered into a Confidentiality and Standstill Agreement in connection with Parent’s due diligence review of the Company’s business. Pursuant to this agreement, Parent agreed that it will keep confidential all nonpublic, confidential or proprietary information of the Company, subject to certain exceptions, and will use the confidential information for no purpose other than developing, proposing, negotiating and consummating a possible acquisition of the Company. The Confidentiality and Standstill Agreement provides that Parent will not (except with the Company’s prior written consent), for a period of two years following the date of the Confidentiality and Standstill Agreement, (i) purchase any securities of the Company, (ii) seek to control or influence the Board, management or policies of the Company or (iii) make any proposal to the Company’s Board, or make any public announcement, regarding any transaction involving the Company, unless such proposal or announcement is at the request of, directed to or approved in advance by the Board of Directors.

On July 10, 2002, the Company and Parent entered into a Confidentiality Agreement in connection with the Company’s review of certain information of Parent. Pursuant to this agreement, the Company agreed to keep confidential for a period of two years from the date of the agreement all confidential information concerning Parent furnished to it and its representatives, and except as required by law or with the prior written consent of Parent, not to disclose for a period of two years from the date of the agreement the fact that discussions or negotiations have or are taking place concerning a possible transaction involving the parties or the status thereof.

Tender and Support Agreement.    Concurrently with the execution of the Merger Agreement, Mr. Wright entered into a Tender and Support Agreement with Parent and Purchaser. As of August 8, 2002, Mr. Wright owned an aggregate of 1,734,097 Shares, representing approximately 33.7% of the total number of Shares of Common Stock that were issued and outstanding as of such date.

•
Tender of Shares.    Mr. Wright has agreed to tender (and not withdraw) all of his Shares pursuant to and in accordance with the terms of the Offer not later than the fifth business day after commencement of the Offer or, if Mr. Wright has not received the offering materials by such time, within two business days following receipt of such materials.

•
Transfer of Shares.    Mr. Wright has agreed that during the term of the Tender and Support Agreement, he will not (a) except as provided in such agreement, sell, transfer, pledge, encumber, assign or otherwise dispose of or transfer any of his Shares or any interest therein, or enter into any contract, option or other arrangement with respect to such action, or (b) enter into a voting agreement or arrangement with respect to his Shares or grant any proxy, voting agreement, voting trust or power of attorney with respect to his Shares.

•
Voting of Shares and Grant of Proxy.    Mr. Wright has agreed to vote his Shares in any vote of the Company’s stockholders in favor the Merger and the Merger Agreement and against any action or agreement that would impede the Merger or the Offer. Mr. Wright has also granted to, and appointed certain officers or directors of Parent, his proxy and attorney-in-fact with full power of substitution and re-substitution, during and for the term of the Tender and Support Agreement, for and in his name, place and stead, to vote each of his Shares (including the right to grant his consent or approval), in favor of the Merger, the Merger Agreement or the transactions contemplated thereby. The proxy is coupled with an interest, and Mr. Wright has declared it to be irrevocable.

•	Termination of Tender and Support Agreement. The Tender and Support Agreement and Mr. Wright’s obligations thereunder terminate in the event that the Merger Agreement is terminated.

The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(4) and incorporated herein by reference.

Contingent Payment and Escrow Agreements.    Concurrently with the execution and delivery of the Merger Agreement, Mr. Wright, at the request of Purchaser, entered into a Contingent Payment Agreement with BVHI and the Purchaser, pursuant to which Mr. Wright has agreed, at the time of the consummation of the Offer, to place in escrow and at risk $5 million, or approximately 19.9% of the total consideration that would otherwise be payable to Mr. Wright for his shares (the “Escrowed Consideration”).

All or a portion of the Escrowed Consideration will only be paid to Mr. Wright if the Surviving Corporation achieves specified levels of earnings from operations before interest income and expense and corporate income taxes for the year ending December 31, 2002, as defined in the Contingent Payment Agreement (“EBIT”). The EBIT will be determined based upon the audited financial statements of the Surviving Corporation for the year ending December 31, 2002, which will be prepared by not later than March 31, 2003. Mr. Wright will not be entitled to receive any of the Escrowed Funds if the EBIT is $8 million or less. Mr. Wright will be entitled to receive all of the Escrowed Funds if EBIT is greater than $8.5 million. For EBIT between $8.0 million and $8.5 million, Mr. Wright will be entitled to receive a portion of the Escrowed Funds based on a sliding scale. The Company’s earnings before interest and taxes for the six months ended June 30, 2002 was approximately $3,365,000.

The Escrowed Consideration will be distributed to Mr. Wright or, if the specified levels of EBIT are not achieved, to BVHI, following the completion of the audit of the Surviving Corporation’s financial statements for the year ending December 31, 2002.

The foregoing summary is qualified in its entirety by reference to the Contingent Payment Agreement, which is filed as Exhibit (e)(5), and to the Escrow Agreement, a form of which is filed as Exhibit (e)(6), and each is incorporated herein by reference.

Wright Employment Agreement.    At the request of Purchaser, the Company entered into an employment agreement (expiring December 31, 2005) with Mr. Wright, conditioned and effective upon the consummation of the Offer (the “Wright Employment Agreement”). Under the Wright Employment Agreement, Mr. Wright will receive substantially similar benefits as he received from the Company prior to the date of the Merger Agreement (including participation in existing benefit plans, reimbursement of expenses, vacation and use of an automobile) and a salary of $400,000, commencing January 1, 2003, subject to annual increases thereafter at the discretion of the Company Board. Mr. Wright shall be eligible for a bonus equal to 70% of his base salary commencing for calendar year 2003 consisting of: 20% of such bonus subject to the achievement of Bureau Veritas Group financial results; 30% on achievement of specified Company financial results; 20% on implementation of specified goals; and 30% on Mr. Wright achieving specified personal objectives. All components of the bonus will be determined by Parent in consultation with Mr. Wright at the commencement of calendar year 2003 and annually thereafter. Mr. Wright will be permanently precluded from disclosing proprietary information relating to the Company and its affiliates. In addition, Mr. Wright will receive a stock option to purchase that number of shares of Parent’s capital stock having an aggregate exercise price of $1,000,000. This option will be granted under Parent’s 2003 Stock Option Plan and is expected to vest fully on the third anniversary of the date of grant. Mr. Wright’s base salary in 2001 and 2002 was $300,000.

The foregoing summary is qualified in its entirety by reference to the Wright Employment Agreement, which is filed as Exhibit (e)(7) and incorporated herein by reference.

Unfair Competition Agreement.    At the request of Purchaser, Mr. Wright entered into an Unfair Competition Agreement with Parent, Purchaser and the Company. Pursuant to this agreement, Mr. Wright has agreed that during the period ending on the later of (i) the fifth anniversary of the effective time of the Merger or (ii) the third anniversary of the date on which Mr. Wright is no longer employed by the Company (the “Termination Date”), its successors or assigns or any other affiliate of Parent or Purchaser, he will not engage in any business in any of certain counties in the State of California or anywhere else in the United States in which the Company operates or does business that provides engineering inspection and testing services or engages in any other business conducted by the Company or its affiliates on the Termination Date. Mr. Wright did not receive any additional consideration for entering into this agreement.

The foregoing summary is qualified in its entirety by reference to the Unfair Competition Agreement, which is filed as Exhibit (e)(8) and incorporated herein by reference.

Terra-Mar Options.    In connection with the Company’s acquisition of Terra-Mar, Inc. (“Terra-Mar”) in May, 2002, the Company committed to issue (but did not issue) options to purchase 50,000 shares of the Company’s common stock at an exercise price of $13.00 per share to employees of Terra-Mar approved by Berry Grubbs, Terra-Mar’s sole shareholder prior to the acquisition and one of the Company’s directors since June 2002. Of these options, Mr. Grubbs was to receive 5,200 options. The Company has agreed to undertake to provide these employees, including Mr. Grubbs, with a cash payment equal to the Merger Consideration minus $13.00 for each share underlying the options in lieu of granting the options.

Wasilewski Employment Agreement.    Pursuant to the amended and restated employment agreement dated August 31, 2000, as amended, by and between the Company and Joseph Wasilewski, the Chief Financial Officer and a director of the Company (the “Wasilewski Employment Agreement”), Mr. Wasilewski may elect to receive up to 2,500 Shares on each of August 31, 2002, 2003 and 2004 in lieu of receipt of required payments of $10,000 due to Mr. Wasilewski on each such date. Under the terms of the Wasilewski Employment Agreement, upon a change of control of the Company, the payments not yet paid shall be accelerated. The Company has agreed to issue 7,500 shares to Mr. Wasilewski prior to the consummation of the Offer in full satisfaction of this obligation.

The foregoing summary is qualified in its entirety by reference to the Wasilewski Employment Agreement, which is filed as Exhibit (e)(12) and incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

(a)  Recommendation

AT A SPECIAL MEETING HELD ON AUGUST 8, 2002, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY’S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDED ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE COMPANY’S STOCKHOLDERS (IF SUCH APPROVAL IS REQUIRED BY APPLICABLE LAW).

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

A letter to stockholders communicating the Board’s recommendation is filed as Exhibit (a)(4) and incorporated herein by reference.

(b)(1)  Background of the Offer and the Merger

The execution and delivery of the Merger Agreement and the making of the Offer were the result of extensive negotiations between senior executive officers of Bureau Veritas and Mr. Wright and the Board of Directors of the Company (the “Company Board”). The information set forth below regarding the meetings of Bureau Veritas was supplied by Bureau Veritas.

In January 2002, an intermediary contacted Mr. Wright, Chairman of the Board, President and Chief Executive Officer of the Company, and indicated that Bureau Veritas was interested in exploring a possible business alliance with the Company. The intermediary arranged a conference call on January 15, 2002 to introduce Mr. Wright to several senior executives of Bureau Veritas. On January 23, 2002, Mr. Frank Piedelièvre, Chief Executive Officer of Bureau Veritas, and Mr. Philippe Pappas, Vice-President Industry & Facilities Southern Europe of Bureau Veritas, met Mr. Wright in San Francisco to make presentations regarding their respective companies. The discussions were general at this meeting and no specific discussions of a business combination occurred. After that meeting, there were informal communications between Mr. Wright and Mr. Piedelièvre, and in the course of these discussions, Mr. Piedelièvre suggested that the Company might provide an excellent platform from which Bureau Veritas could continue to build its business and operations in the United States. With that objective in mind, Mr. Piedelièvre expressed general interest on the part of Bureau Veritas in exploring the possible acquisition of the Company.

On March 13, 2002, Mr. Wright, who was in Florida, and Mr. Piedelièvre, Mr. François Tardan, Vice-President Finance, Legal & Information Systems of Bureau Veritas and Mr. Pappas, who were in Paris, participated in a videoconference call. Mr. Wright reviewed for Messrs. Piedelièvre, Tardan and Pappas the publicly available information about the Company and made a slide presentation on the Company’s business and operations.

On March 17, 2002, the Company and Bureau Veritas executed a confidentiality agreement containing customary terms and conditions.

Between April 3, 2002 and April 5, 2002, Mr. Pappas and Mr. John Wainman, Vice-President Building & Facilities of Bureau Veritas, met with Mr. Wright, Mr. Joseph M. Wasilewski, Chief Financial Officer of the Company, and Mr. Donald C. Alford, Executive Vice President and Secretary of the Company, in San Diego, California, to review information about the Company’s operations and current operating budgets, and its potential for future growth, if an acquisition were consummated.

On April 16, 2002, Mr. Piedelièvre advised Mr. Wright that, based upon Bureau Veritas’ review of publicly available information and other information that the Company had supplied to Bureau Veritas at the meetings in San Diego in April 2002, Bureau Veritas would be interested in acquiring the Company at a price in the range of $16.00 to $17.00 per Share in cash, subject to satisfactory completion of due diligence, on-site visits and meetings with senior managers of the Company.

On April 17, 2002, at a meeting of the Conseil de Surveillance (“Supervisory Board”) of Bureau Veritas, which exercises powers in the management and affairs of Bureau Veritas analogous to the powers exercised by the Board of Directors of an American corporation, the senior management of Bureau Veritas, including Mr. Piedelièvre and Mr. Tardan, made a presentation to the Supervisory Board concerning the Company, the services that it provides to its clients, the geographic scope of its operations, its financial results and the general contours of a possible acquisition of the Company by Bureau Veritas. After considering management’s presentation, the Supervisory Board authorized management to pursue discussions with the Company regarding the potential acquisition of the Company as described at the meeting.

On April 18, 2002, Bureau Veritas executed an agreement engaging Lazard Frères & Co. LLC (“Lazard”) to act as its exclusive financial advisor in connection with the potential acquisition of the Company.

On April 25, 2002, the Company Board held a special meeting at which the contacts with Bureau Veritas were discussed. The Company’s legal counsel reviewed for the Company Board the standard of care applicable when the Company Board is considering a possible sale of the Company and described for the Company Board the possible role of a financial advisor in assisting the Company Board in such process. Mr. Wright summarized for the Company Board the nature of the discussions to date and the status of the due diligence investigation by Bureau Veritas. At the meeting, the Company Board authorized management of the Company to continue discussions with Bureau Veritas and appointed a special committee of the Company Board, comprised of Mr. Wright and two of the Company’s independent directors, Messrs. McCumber and Peterson (the “Company Committee”). The Company Committee was authorized to pursue discussions with Bureau Veritas, engage an investment banker and make recommendations to the full Company Board concerning the discussions with Bureau Veritas.

Beginning in late April 2002, Bureau Veritas management, assisted by its legal counsel, its accounting firm, and its financial advisor, Lazard, in anticipation of conducting a due diligence investigation of the Company and its operations, delivered to the Company’s legal counsel a legal and accounting information request list.

In late April 2002, the Company engaged Roth Capital Partners, LLC (“Roth Capital”) to act as its exclusive financial advisor in connection with the potential acquisition of the Company.

On May 3, 2002, a meeting of the Company Committee was held at which legal counsel reviewed the legal duties of the members of the Company Committee and reviewed in general terms an outline of a proposed transaction in which Bureau Veritas would acquire the Company in an all cash tender offer at a price in the range of $15.00 to $17.00 per Share based on certain assumptions regarding debt levels and the Company’s earnings before interest and taxes (“EBIT”) for calendar 2002. The expanded price range of $15.00 to $17.00 per Share was based on the limited due diligence performed by Bureau Veritas up to that time. The Company Committee was informed that as part of the transaction, in order to assure that the Company would achieve specified levels of EBIT for the year ending December 31, 2002, Bureau Veritas would require that Mr. Wright place into an escrow account $5 million of the cash sale proceeds that otherwise would be payable to Mr. Wright pursuant to the sale of his Shares in the transaction. The proposal was for Mr. Wright to receive all of the escrowed amount if the Company’s 2002 EBIT was greater than $9.0 million, and a portion of the escrowed amount if 2002 EBIT was greater than $8.0 million and less than $9.0 million, and that he would forfeit the $5 million held in escrow if the Company’s EBIT for the year ending December 31, 2002 was less than $8.0 million. Under the Bureau Veritas proposal, all stockholders (other than Mr. Wright) would receive the entire offer price if a transaction were completed. The Company Committee discussed whether it was fair for Mr. Wright to be at risk with respect to the escrowed amount. The Company’s legal counsel advised the Company Committee that Mr. Wright was under no obligation to take less than any other stockholder in the transaction and that such arrangements were not common in transactions involving public companies. Mr. Wright advised the Company Committee that he was willing to consider the Bureau Veritas holdback proposal in order to obtain the best price for the Company’s outstanding Shares. The Company’s legal counsel then reviewed for the Company Committee the tender offer process and indicated that Bureau Veritas’ counsel would need to consult with the SEC regarding the proposed escrow arrangement. The Company Committee then discussed why it would be beneficial to pursue an acquisition transaction at this time, including consideration of the risks associated with pursuing the Company’s business strategy as a stand-alone entity.

Messrs. Piedelièvre and Tardan together with Bureau Veritas’ accounting, financial and legal advisors, met in New York on May 6 and 7, 2002 with Messrs. Wright and Wasilewski. In those meetings, Messrs. Wright and Wasilewski briefed Messrs. Piedelièvre and Tardan concerning projected financial results for 2002 and 2003 in the context of actual results to date, reviewed the Company’s prospects for 2002, discussed pending acquisitions and possible future acquisitions by the Company, and discussed significant new customer contracts. The parties also reviewed the roles and responsibilities of the Company’s key managers. The participants in the meetings also generally discussed Bureau Veritas’ strategy and business goals in North America and the role that the Company might play in assisting Bureau Veritas in achieving those goals. In these meetings, the participants discussed the structure of a possible acquisition transaction, in particular, Bureau Veritas’ requirement that  Mr. Wright agree to be at risk for a portion of the purchase price that otherwise would be payable for his Shares, and Mr. Wright’s role in the Company following consummation of the acquisition. Bureau Veritas indicated to Mr. Wright that his agreement to continue with the Company after any transaction was a condition to any transaction that Bureau Veritas elected to pursue. The parties also agreed to a tentative schedule for Bureau Veritas’ due diligence investigation.

On May 9, 2002, the Company Committee held a meeting at which Mr. Wright updated the Company Committee regarding the results of the meetings in New York. Mr. Wright advised the Company Committee that Bureau Veritas had indicated to him that Bureau Veritas, subject to further diligence and review of the Company’s financial forecasts, was considering an offer price of $16.00 per Share, which had been calculated based on a multiple of the Company’s forecast EBIT for 2002 based on certain assumptions regarding debt and capitalization. The Company Committee then discussed whether it would be prudent to solicit other possible buyers for the Company and the risks inherent in that process, including the risk that Bureau Veritas would discontinue discussions. Representatives of Roth Capital also presented information to the Company Committee regarding comparable transactions and indicated that the EBIT multiple being proposed was attractive in relation to multiples in other comparable transactions.

Over the course of the month of May 2002, Messrs. Piedelièvre and Tardan discussed with Mr. Wright the terms of a potential employment agreement for him, as well as the terms on which Mr. Wright would agree to place in escrow $5 million of the consideration that otherwise would be payable to him for his Shares. In particular, Bureau Veritas stated that it ascribed significant weight to the achievement by the Company of EBIT of not less than $8.0 million for calendar year 2002, and proposed that the specific portion of the escrowed amount that would be payable to Mr. Wright would be determined based upon the achievement by the Company of EBIT ranging between $8.0 million and $9.0 million, with Mr. Wright forfeiting the entire $5 million if the Company’s EBIT for 2002 was less than $8.0 million. On May 20, 2002, the Company’s legal counsel delivered to Bureau Veritas’ legal counsel term sheets purporting to summarize the parties’ discussions regarding these issues up to that time.

On May 22, 2002, Bureau Veritas’ legal counsel delivered an initial draft of the Merger Agreement to the Company’ s legal counsel, and subsequently delivered initial drafts of the other transaction documents, including the Tender Agreement, Employment Agreement, Contingent Payment Agreement and Escrow Agreement with Mr. Wright. No price per Share was included in the documents. The Company’s legal counsel provided initial comments on the Merger Agreement on June 5, 2002, and provided comments on the other transaction documents. The parties then engaged in negotiation of the specific terms of the transaction documents, including, without limitation, the conditions to the Offer, the circumstances under which the parties could terminate the Merger Agreement, the amount of the termination fee that would be payable to Bureau Veritas if the Merger Agreement were terminated under certain circumstances, the specific terms of the Contingent Payment Agreement (including the specific financial goals to be achieved and the range of financial results that would determine whether Mr. Wright would forfeit a portion of his sale proceeds), and the specific terms and conditions of the Employment Agreement. These negotiations continued until the documents were executed and delivered on August 8, 2002.

On May 29, 2002, Bureau Veritas’ independent accountants and legal counsel met with Mr. Wasilewski at the Company’s office in Lincroft, New Jersey to commence Bureau Veritas’ due diligence investigation of the Company. Over the course of that investigation, which continued until the execution and delivery of the Merger Agreement, senior executives of Bureau Veritas, Bureau Veritas’ legal counsel and independent accountants participated in meetings and conference calls with the Company’s management, independent accountants and legal counsel to ask questions regarding the Company’s business and prospects and various financial and legal matters, as well as the Company’s plans for future growth, and discussed the possible impact that the acquisition of the Company by Bureau Veritas might have on both the Company and Bureau Veritas and also examined documents made available by the Company.

On June 3, 2002, the Company Committee held a meeting at which Mr. Wasilewski updated the Company Committee on the due diligence process and the open items that were still under review. Legal counsel to the Company updated the Company Committee on the status of discussions with the SEC concerning the proposed escrow arrangement with Mr. Wright and on the status of discussions regarding the transaction documents. There was a discussion of the break-up fee proposed by Bureau Veritas and what the Company’s response should be. Mr. Wright then described for the Company Committee his discussions with the Company’s financial advisor.

On June 17 and 18, 2002, Mr. Wright met with senior executives of Bureau Veritas in Paris during which meeting Mr. Wright was presented with information about Bureau Veritas. Mr. Wright reviewed with senior executives of Bureau Veritas the Company’s recent financial performance and discussed future prospects.

On June 19, 2002, the Supervisory Board of Bureau Veritas, by the unanimous vote of all members present, adopted a resolution granting the Directorate (senior management executive committee) of Bureau Veritas full power and authority to complete the negotiation of the Merger Agreement and the other transaction documents, and generally to take all actions deemed necessary to complete the transaction. Mr. Piedelièvre advised Mr. Wright that Bureau Veritas was willing to explore the possible acquisition of the Company at a price of $16.00 per Share in cash, if Mr. Wright agreed to put at risk $5 million of the consideration that otherwise would be payable for his Shares, with the actual amount payable to him to be based upon the achievement by the Company of specified financial results to be agreed upon. Mr. Piedelièvre also indicated that Bureau Veritas would require Mr. Wright to enter into a three-year employment agreement with the Company as a condition to proceeding with the acquisition.

On June 22, 2002, the Board of Directors of the Company met in San Diego, California. Mr. Wright updated the Board on the status of discussions since the last Board meeting. The Company’s legal counsel then explained to the Board their legal duties in considering a possible sale of the Company and reviewed the status of negotiations. Roth Capital then described for the Board the analyses that it would perform in determining whether a proposed transaction was fair from a financial point of view to the Company’s stockholders and presented certain preliminary information to the Board regarding comparable transactions.

On June 24, 2002, Bureau Veritas’ legal counsel and independent accountants presented reports to Mr. Tardan regarding the results of the ongoing due diligence investigation. On June 25, 2002, Mr. Tardan, together with Lazard and Bureau Veritas’ independent accountants and legal advisors, met with Mr. Wright and the Company’s chief financial officer to discuss the results of Bureau Veritas’ due diligence investigation. At that time, Mr. Tardan confirmed Bureau Veritas’ interest in pursuing the acquisition of the Company.

On July 3, 2002, Mr. Piedelièvre advised Mr. Wright that, although Bureau Veritas continued to be interested in acquiring the Company, Bureau Veritas had continued to analyze and review the Company’s projections for 2002 and its actual financial performance to date and based on those factors, Bureau Veritas was unwilling to consider acquiring the Company at a price in excess of $15.00 per Share.

At a meeting of the Company Committee on July 10, 2002, Mr. Wright updated the Company Committee on the results of the previous meetings with executives of Bureau Veritas. Mr. Wright reported that the financial advisors to Bureau Veritas had developed lower projected EBIT results for 2002 than those prepared by the Company, and as a result, Bureau Veritas’ proposed offering price had been reduced to not more than $15.00 per Share. Mr. Wright advised the Company Committee that he had objected to the $15.00 per Share offer price and had provided additional information to Bureau Veritas. Mr. Wright also told the Company Committee that he had spoken with Mr. Piedelièvre on July 5, 2002 and that Mr. Piedelièvre had indicated that Bureau Veritas would consider moving forward at a $16.00 per Share price subject to additional due diligence regarding the Company’s projections and the results of the site visits.

The Company Committee held a meeting on July 15, 2002, at which the Company’s legal counsel provided an update on the status of negotiations. Mr. Wright then updated the Company Committee on concerns that had been raised by Bureau Veritas in their last meeting. Those concerns included the slowdown of the United States economy and general decline in United States equity markets, including serious concerns that the slowdown in the United States economy could adversely affect the Company’s business prospects, consequently, the price that Bureau Veritas would be willing to pay to acquire the Company.

During the week of July 22, 2002, Messrs. Piedelièvre and Tardan, accompanied by Mr. Wright, toured the Company’s facilities and offices in Los Angeles, California, Dallas, Texas, Chicago, Illinois and Centreville, Virginia and, following those meetings, they met with certain members of the Company Board at Dulles Airport in Virginia. On the morning of July 26, 2002, Messrs. Wright and Piedelièvre met at the Hyatt Dulles Hotel. At that meeting, Mr. Piedelièvre informed Mr. Wright that Bureau Veritas was not prepared to pay more than $14.00 per Share based on its belief that the Company’s projected EBIT for 2002 would be below the amount that had been presented originally, and because the number of Shares outstanding on a fully diluted basis and the amount of the Company’s debt were both greater than previously estimated.

On July 29, 2002, Mr. Piedelièvre telephoned Mr. Wright and confirmed that Bureau Veritas retained a strong interest in acquiring the Company, but that, based upon the results of Bureau Veritas’ due diligence investigation, on-site visits, meetings with members of senior management, its views about the Company’s expected financial performance and the uncertain economic outlook, Bureau Veritas was only willing to acquire the Company at an offer price of $14.00 per Share in cash. Mr. Piedelièvre said the proposal was subject to, among other things, Mr. Wright entering into a three-year employment agreement with the Company and Mr. Wright entering into a Contingent Payment Agreement under which he would place into escrow $5 million of the consideration that otherwise would be payable to him for his Shares. Under the terms of the Contingent Payment Agreement, the portion of the consideration that Mr. Wright would receive would depend upon the achievement by the Company of specified levels of EBIT for calendar year 2002, with Mr. Wright being entitled to receive none of the $5 million if the Company’s 2002 EBIT was $8.0 million or less and with Mr. Wright entitled to receive the entire $5 million if the Company’s 2002 EBIT was more than $8.5 million. For EBIT between $8.0 million and $8.5 million, Mr. Wright would be entitled to receive a portion of the $5 million based on a sliding scale.

On July 29, 2002, pursuant to the authority granted to it by the Supervisory Board, the Directorate of Bureau Veritas adopted resolutions authorizing management to complete the negotiation of the acquisition and to execute and deliver the Merger Agreement, the Contingent Payment Agreement, the Tender Agreement, the Unfair Competition Agreement, the Employment Agreement, the Escrow Agreement, and all related transaction documents and approved the making of the Offer, the Merger and the consummation of the transactions contemplated by the various transaction documents. Pursuant to these resolutions, the management of Bureau Veritas completed the negotiation of the terms of the proposed acquisition, and the terms of the transaction documents.

Mr. Wright updated the Company Committee regarding the most recent discussions with Bureau Veritas, including the most recent discussions concerning the offer price at a meeting on July 29, 2002. The Company Committee was informed that Bureau Veritas had advised Mr. Wright that it was still valuing the Company at the same multiple of pro forma 2002 EBIT as originally proposed, however, Bureau Veritas’ estimates of the Company’s 2002 EBIT were less than originally contemplated. The Company Committee discussed the Company’s earnings for the three months and six months ended June 30, 2002, and the fact that the earnings were lower than budgeted and below analysts’ expectations.

Later on July 29, 2002, the Company Board met and the Company Committee discussed with the Company Board its recommendation that the acquisition of the Company by Bureau Veritas remained attractive, despite now being at a lower offer price per Share. The Company Board discussed the Company’s shortfall in performance through the first six months of 2002, uncertainty about the ability of the Company to continue to execute its acquisition strategy, the need to raise additional equity financing in a difficult market and other risks of continuing as a stand-alone entity. The Company Committee recommended to the Company Board that the Company continue discussions with Bureau Veritas but requested Mr. Wright to request that Bureau Veritas pay $14.50 per Share, and the Company Board endorsed this recommendation.

On July 30, 2002, Mr. Wright had additional discussions with Mr. Piedelièvre. At the conclusion of those discussions, Messrs. Piedelièvre and Wright discussed a tentative acquisition price of $14.50 per Share, subject to the approval of the transaction by the Company Board, and reached agreement on various terms of the transaction documents. Bureau Veritas continued to insist that Mr. Wright put at risk $5 million of the proceeds he would receive in the transaction on the terms of the Contingent Payment Agreement.

On July 31, 2002, the Company Board held a meeting at which Mr. Wright updated the Company Board on the developments since the last meeting. Roth Capital presented updated information to the Company Board to reflect its analysis of the current proposal by Bureau Veritas. There was an extensive discussion of comparable transactions and how the proposed transaction would be analyzed from a fairness perspective. The Company Board also considered whether entering into a transaction with Bureau Veritas would preclude another person from making a higher bid for the Company. The Company’s legal counsel then reviewed the termination provisions of the agreement and the “break-up” fee that Bureau Veritas had proposed. The Company Board also considered whether the Company could obtain a higher price if it solicited proposals from other parties. Roth Capital reviewed EBIT multiples paid in comparable transactions and concluded that, after reviewing other companies that might have the interest and financial means to acquire the Company, in the current market the Company was unlikely to receive a better offer if the Company Board were to solicit offers from other parties.

At a meeting of the Company Board on August 8, 2002, Mr. Wright updated the Company Board on developments that had occurred since the previous meeting. The Company’s legal counsel then reviewed for the Company Board the changes to the transaction documents that had previously been distributed to each director. There was a general discussion of the resolution of the issues that had not been resolved at the time of the meeting of the Company Board on July 31, 2002. Roth Capital then reviewed its fairness analysis that had been covered in detail at the prior meeting of the Company Board and indicated that it was prepared to deliver a fairness opinion to the Company Board. The Company Board then (i) unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (ii) approved the Merger Agreement and the other transaction documents contemplated thereby, the Contingent Payment

Agreement, the Escrow Agreement, the Tender Agreement, the Unfair Competition Agreement, and the Employment Agreement, and approved each of the transactions contemplated by such agreements, including the Offer and the Merger, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. Roth also delivered its opinion to the Company Board that the terms of the Merger Agreement and the Offer were fair to the holders of Shares from a financial point of view. After the meeting of the Company Board, the parties to the respective transaction documents executed the Merger Agreement, the Tender Agreement, the Contingent Payment Agreement, the Employment Agreement and the Unfair Competition Agreement.

On August 9, 2002, Bureau Veritas and the Company issued a joint press release announcing their execution of the Merger Agreement.

(b)(2)  Reasons for the Recommendation of the Board of Directors

In making the determinations and recommendations described above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

•
the price to be paid for each Share in the transaction represents a premium of approximately 48% over the closing sale price of $9.77 on The Nasdaq National Market on August 7, 2002 (the trading day immediately prior to the date on which the Board of Directors approved the transaction and the Company entered into the Merger Agreement);

•
the opinion of Roth Capital Partners, LLC (“Roth Capital”), dated as of August 8, 2002, that as of such date, the $14.50 per Share to be received by stockholders in the Offer and the Merger was fair to such holders from a financial point of view (the full text of the written opinion of Roth Capital is attached hereto as Annex A; stockholders are encouraged to read this opinion in its entirety);

•
the financial analysis performed by Roth Capital as to the value of the Company and the value presented by the Offer and the Merger, including by way of comparison to financial and market price data relating to other companies engaged in similar businesses and to other recent acquisition transactions within the same industries, and the belief of the Board of Directors, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company’s value in the current business environment;

•
information with respect to the financial condition, results of operations and business of the Company, on both a historical and prospective basis, current industry, economic and market conditions and trends, historical market prices, price to earnings multiples, price to EBIT multiples and recent trading patterns of the Company stock, market prices and financial data relating to other companies engaged in the same or similar businesses as the Company and prices and premiums paid and other terms in recent acquisition transactions in the industry, and the belief, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company’s prospects and the risks and uncertainties as well as the opportunities in the Company’s current business environment;

•
the Company’s current cash position and liquidity needs, the terms, cost and maturity of its existing credit arrangements, and the uncertainty as to whether sufficient debt or equity financing is likely to available on terms that are favorable to the Company and that will enable the Company to meet its growth objectives;

•
possible alternatives to a sale of the Company, including continuing the Company’s current operations and seeking additional debt or equity financing to fund future growth, which the Board of Directors believed was subject to significant risks and uncertainties, including the risks that:

—	the Company would be unable to access the capital markets,

—	the terms on which the Company could access the capital markets would be unfavorable and cause considerable dilution to existing stockholders, and

—	the Company would find it difficult to grow through acquisitions.

•
the fact that the Company’s earnings per share of $0.20 for the first six months of 2002 fell short of the consensus estimates of $0.24 per share and the effect this information, when publicly announced, might have on the Company’s access to the public markets;

•
the view of the Company’s financial advisor, Roth Capital, that it was unlikely other entities would be interested in acquiring the Company in the current market environment for the same or a higher price;

•
the certainty of value represented by the all-cash consideration offered by Purchaser, and the opportunity for stockholders to obtain liquidity through the cash consideration to be paid in the Offer and the Merger;

•	the fact that the Offer and the Merger are not conditioned upon Parent or Purchaser obtaining financing to complete the transaction;

•
the fact that while the Merger Agreement prohibits the Company, its subsidiaries and their respective directors, officers, employees, agents and representatives from soliciting, encouraging, initiating or participating in negotiations or discussions with respect to other acquisition proposals, the Company may, in the exercise of its fiduciary obligations under Delaware law, provide information to a third party and may engage in discussions and negotiations regarding any acquisition proposal that was not solicited by the Company or any of such persons and that the Board of Directors determines in good faith, after consultation with the Company’s financial advisor, contains terms that are financially superior (or which the Board believes may lead to an acquisition proposal with terms that are financially superior) to those in the Merger Agreement, provided the proposal contains reasonable evidence of the proposing party’s ability to obtain any financing necessary to consummate such acquisition proposal on the terms stated (“Superior Proposal”);

•
the fact that the Company may terminate the Merger Agreement and accept a Superior Proposal, so long as the Company affords Parent an opportunity to increase Parent’s proposal in response to an unsolicited third-party Superior Proposal;

•
the fact that the $3.5 million termination fee was necessary to induce Parent and Purchaser to enter into the Merger Agreement, and the conclusion of the Board of Directors that such amount should not significantly deter any third party with serious interest in bidding for the Company and is reasonable in light of the benefits of the Offer and the Merger;

•	the limited number of instances in which the Company would be required to pay a termination fee;

•	the limited number and nature of other conditions to Purchaser’s obligations to consummate the Offer and the Merger, including the lack of a condition that Parent or Purchaser obtain financing; and

•	the other terms and conditions of the Offer and the Merger.

The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

(c)    Intent to Tender

Except as set forth below, to the best of the Company’s knowledge after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates who own Shares presently intend to tender such Shares pursuant to the Offer. Concurrently with the execution of the Merger Agreement, Mr. Wright, the Chairman of the Board and Chief Executive Officer of the Company, entered into a Tender and Support Agreement with Parent and Purchaser. Pursuant to the Tender and Support Agreement, Mr. Wright has agreed, among other things, to tender all of his Shares pursuant to and in accordance with the terms of the Offer, and to vote his Shares in favor of the Merger in any vote of the Company’s stockholders. As of August 21, 2002, Mr. Wright owned an aggregate of 1,734,097 Shares, representing approximately 33.7% of the total number of Shares that were issued and outstanding as of such date. The Tender and Support Agreement and Mr. Wright’s obligations thereunder terminate in the event that the Merger Agreement is terminated.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

In May 2002, the Company retained Roth Capital to advise the Board of Directors regarding the value of the Company and to render an opinion to the Board of Directors as to the fairness, from a financial point of view, to the public stockholders of the Company of the consideration to be received by them in connection with any transaction. The Board of Directors selected Roth Capital based upon its experience in the valuation of businesses and in rendering fairness opinions in connection with mergers and acquisitions, as well as its familiarity and experience with the Company.

The Company has agreed to pay Roth Capital a fee of $250,000 for the preparation and delivery of its fairness opinion, and a financial advisory fee of $150,000. The Company has paid the fairness opinion fee, and the remainder is to be paid upon consummation of the Offer or the Merger, whichever is first consummated. The Company has also agreed to reimburse Roth Capital for reasonable aggregate out-of-pocket expenses not to exceed $15,000 without prior Company approval.

The Company has agreed to indemnify Roth Capital, its affiliates, and their respective officers, directors, agents and employees, and each person (if any) controlling Roth Capital, from and against any losses, claims, damages, expenses and liabilities asserted by third parties arising out of or in connection with its engagement by the Company except to the extent attributable to the bad faith, gross negligence, negligence in a material manner or willful misconduct by Roth Capital or its representatives.

In February 2002, the Company entered into a consultant agreement with Jeffrey A. Liss, pursuant to which Mr. Liss agreed to undertake a variety of tasks for the Company to be assigned by the Company’s Chief Executive Officer. Under this agreement, Mr. Liss is to be paid $5,000 per month plus commissions, to be agreed upon on a case-by-case basis, for projects acquired for the Company by the direct efforts of Mr. Liss; in addition, the Company issued to Mr. Liss an option to purchase 10,000 Shares at an exercise price of $12.00 per Share. In addition, on March 13, 2002, the Company agreed to pay Mr. Liss a $250,000 finder’s fee for his assistance in discussions with Parent if Parent purchased at least 50% of the Shares prior to December 31, 2003.

Parent and Purchaser have retained Georgeson Shareholder Communications Inc. to be the Information Agent and Alpine Fiduciary Services, Inc. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. A summary of the compensation arrangements for the Information Agent and the Depositary is included in Section 17 of the Offer to Purchase, “Fees and Expenses,” and is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company

Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company. All outstanding Shares, except for Shares held by the Company’s executive officers and directors, are deemed to be held by non-affiliates.

Effective July 3, 2002, the Compensation Committee granted options to purchase 10,000 Shares at an exercise price of $12.00 per Share to Jeffrey Liss. These options were promised to Mr. Liss pursuant to a consultant agreement dated February 1, 2002 between Mr. Liss and the Company. However, insufficient authorized Shares were available under the Company’s 1998 Stock Option Plan to issue these options until the stockholders of the Company approved an increase in the number of authorized Shares under the plan at the Company’s 2002 Annual Meeting on June 22, 2002 (the “2002 Annual Meeting”).

Effective July 3, 2002, the Compensation Committee granted options to purchase 3,500 Shares at an exercise price of $12.00 per Share to Mark Molinelli. These options had been promised to Mr. Molinelli in March 2002, when Mr. Molinelli assumed responsibility for the Ft. Myers, Florida office of the Company’s PEICO subsidiary. As noted above, the Company was unable to issue these options until after the 2002 Annual Meeting.

Effective July 3, 2002, the Compensation Committee granted options to purchase 2,000 Shares at an exercise price of $12.00 per Share to two members of the board of directors of the Company’s subsidiary Robert W. Hunt Company, Gregory Rzonca and Robert Stachel. These options became due to the recipients in May 2002, upon their election to the Hunt board, in conformance with the Company’s standard policy for board members of Company subsidiaries. As noted above, the Company was unable to issue these options until after the 2002 Annual Meeting.

On July 3, 2002, the Compensation Committee granted options to purchase 7,000 Shares at an exercise price of $12.00 per Share to MaryJo O’Brien, Vice President of the Company.

Rzonca and Stachel Employment Agreements.    Pursuant to the employment agreements, each dated October 31, 2001, by and between the Company and each of Gregory Rzonca and Robert Stachel, Messrs. Rzonca and Stachel are each entitled to receive signing bonuses of 1,000 Shares on each of October 31, 2002 and 2003. The Company has agreed in connection with the transactions contemplated in the Merger Agreement to issue 2,000 Shares to each of Messrs. Rzonca and Stachel prior to the consummation of the Offer in full satisfaction of this obligation.

Item 7.    Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

Board Representation.    The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to the Board of Directors of the Company other than at a meeting of the Company’s stockholders.

Short-Form Merger.    Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer, without a vote of the stockholders of the Company, in a short form merger.

State Takeover Laws.    The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless: (i) prior to the time such person became an interested stockholder, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in such person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officer of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of the stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved the Offer, the Merger, the Merger Agreement and the Tender and Support Agreement and the transaction contemplated thereby for the purposes of Section 203 of the DGCL.

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. According to the Offer to Purchase, Purchaser has not attempted to comply with state takeover statutes in connection with the Offer. According to the Offer to Purchase, Purchaser is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Purchase, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

Appraisal Rights.    Under the DGCL, holders of Shares do not have dissenters’ rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company will have the right to dissent and demand appraisal of their Shares under Section 262 of the DGCL. Dissenting stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

Antitrust Matters.    Under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) and the rules and regulations promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Parent and the Company filed Notification and Report Forms with respect to the Offer under the HSR Act on August 13, 2002, and the waiting period with respect to the Offer under the HSR Act will expire at 11:59 p.m., New York City Time, on August 28, 2002, unless terminated prior thereto. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or material from Purchaser. If such request is made, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after Purchaser has substantially complied with such request. Thereafter, the waiting period may be extended only by court order or with Purchaser’s consent. The waiting period will not be affected either by the failure of the Company (as opposed to Parent and Purchaser) to file a Notification and Report form or to comply with any request for additional information or materials issued by the FTC or the Antitrust Division.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of the Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the Antitrust Division of the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of Parent, Purchaser, the Company or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. Based upon an examination of the information available to the Company relating to the business in which Parent, Purchaser, the Company and their respective subsidiaries are engaged, the Company believes that the Offer and the Merger will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or that, if such a challenge is made, what the result would be.

Other Delaware Law.    The Merger also would need to comply with other applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Legal Proceedings.    On August 12, 2002, an action, White v. U.S. Laboratories Inc., et al., was commenced against the Company and individuals alleged in the complaint to constitute the Company Board in the Superior Court of the State of California, County of San Diego, for the following relief: (i) declaring that the action is properly maintainable as a class action, (ii) declaring that the Merger Agreement was entered into by the Company in breach of the individual directors’ fiduciary duties and is therefore unlawful and unenforceable, (iii) enjoining the consummation of the transactions contemplated by the Merger Agreement until the Company adopts a procedure to obtain the highest price possible for stockholders, (iv) directing the individual defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of the holders of Shares, (v) rescinding the Merger Agreement to the extent that any of its terms have been implemented, and (vi) awarding to the plaintiff the costs and disbursements of the action, including attorneys’ and experts’ fees. The complaint alleges, among other things, that the Company’s announcement of the Merger immediately prior to its announcement of its financial results for the quarter ended June 30, 2002, precluded the market price of the Shares from rising above the price of $14.50 per Share proposed to be paid pursuant to the terms of the Offer and the Merger, that the price of $14.50 per Share proposed to be paid pursuant to the terms of the Offer and the Merger is grossly inadequate, and that the Company Board, in approving the Merger Agreement and the Offer, violated its fiduciary duties to holders of the Shares in various respects. The Company intends to defend against the action vigorously.

Item 9.    Exhibits

Exhibit (a)(1)
Offer to Purchase, dated August 22, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Voice Acquisition Corp. with the Securities and Exchange Commission on August 22, 2002).*

Exhibit (a)(2)
Letter of Transmittal, dated August 22, 2002 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Voice Acquisition Corp. with the Securities and Exchange Commission on August 22, 2002).*

Exhibit (a)(3)
Joint press release of Bureau Veritas, S.A. and U.S. Laboratories Inc., issued August 9, 2002 (incorporated by reference to Exhibit 99.4 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

Exhibit (a)(4)	Letter to Stockholders of U.S. Laboratories Inc., dated August 22, 2002.*

Exhibit (e)(1)	Confidentiality and Standstill Agreement, dated March 17, 2002, by and between Bureau Veritas, S.A. and U.S. Laboratories Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

Exhibit (e)(2)	Confidentiality Agreement, dated July 10, 2002, by and between Bureau Veritas, S.A. and U.S. Laboratories Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

Exhibit (e)(3)
Agreement and Plan of Merger, dated as of August 8, 2002, by and among Bureau Veritas, S.A., Voice Acquisition Corp. and U.S. Laboratories Inc. (incorporated by reference to Exhibit 2.1 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

Exhibit (e)(4)
Tender and Support Agreement, dated as of August 8, 2002, by and among Bureau Veritas, S.A., Voice Acquisition Corp. and Dickerson Wright (incorporated by reference to Exhibit 99.1 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

Exhibit (e)(5)
Contingent Payment Agreement, dated as of August 8, 2002, by and among Bureau Veritas Holdings, Inc., Voice Acquisition Corp. and Dickerson Wright (incorporated by reference to Exhibit 99.2 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

Exhibit (e)(6)	Form of Escrow Agreement (included as Exhibit 2 to Contingent Payment Agreement).

Exhibit (e)(7)
Employment Agreement, dated as of August 8, 2002, by and between U.S. Laboratories Inc. and Dickerson Wright (incorporated by reference to Exhibit 99.3 to U.S. Laboratories Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2002).

Exhibit (e)(8)	Unfair Competition Agreement, dated as of August 8, 2002, by and among Bureau Veritas, S.A., Voice Acquisition Corp., U.S. Laboratories Inc. and Dickerson Wright.

Exhibit (e)(9)	Opinion of Roth Capital Partners, LLC, dated August 8, 2002 (included in Annex A hereto).*

Exhibit (e)(10)	Excerpts from Proxy Statement, dated May 29, 2002, for Annual Meeting of Stockholders held on June 22, 2002 (included in Annex B hereto).*

Exhibit (e)(11)
1998 Stock Option Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the registration statement of U.S. Laboratories Inc. on Form SB-2, filed with the Securities and Exchange Commission on January 8, 1999).

Exhibit (e)(12)	Amended and Restated Employment Agreement, dated August 31, 2000, by and between U.S. Laboratories and Joseph Wasilewski, as amended.

Exhibit (e)(13)	Form of Retention Agreement.

*	Included in copies mailed to stockholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2002	U.S. LABORATORIES INC.

Dickerson Wright Chairman of the Board and Chief Executive Officer

S-1

ANNEX A

August 8, 2002

Board of Directors
U.S. Laboratories Inc.
7895 Convoy Court, Suite 18
San Diego, CA 92111

Ladies and Gentlemen:

We understand that U.S. Laboratories Inc. (the “Company”), Bureau Veritas, S.A., a societé anoynyme organized under the laws of the French Republic (“Parent”) and Voice Acquisition Corp., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated August 7, 2002 (the “Merger Agreement”). The Merger Agreement provides, among other things and subject to the terms and conditions thereof, for (i) the commencement by Purchaser of a tender offer (the “Tender Offer”) for all of the issued and outstanding shares of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) for $14.50 per share (such price, or any higher price paid in the Offer, the “Offer Price”), net to the seller in cash, and (ii) the subsequent merger (the “Merger” and, together with the Tender Offer, the “Transaction”) of Purchaser with and into the Company, with each then issued and outstanding share of Company Common Stock (other than certain shares specified in the Merger Agreement) being converted into the right to receive the Offer Price.

You have asked us to advise you with respect to the fairness to the holders of Company Common Stock from a financial point of view of the consideration to be received by the holders of Company Common Stock pursuant to the Transaction.

For purposes of the opinion set forth herein, we have: (i) reviewed certain publicly available financial statements and other information of the Company (including its annual reports filed on Form 10-KSB for each of the years ended December 31, 2000 and 2001, and its quarterly report filed on Form 10-Q for the quarter ended March 31, 2002); (ii) reviewed certain internal financial statements and projections relating to earnings and cash flow (the “Projections”) and other financial and operating data concerning the Company prepared by the management of the Company; (iii) discussed the past and current operations, financial condition and prospects of the Company with management of the Company; (iv) reviewed the reported prices and trading activity of the Company Common Stock; (v) compared the financial performance and condition of the Company and the reported prices and trading activity of Company Common Stock with that of certain other comparable publicly traded companies; (vi) reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction; (vii) performed discounted cash flow analyses based on the Projections; (viii) participated in certain discussions among representatives of each of the Company and Parent; (ix) reviewed the draft Merger Agreement described above and certain related documents; and (x) reviewed such other information, and performed such other analyses, as we have deemed appropriate.

We have also taken into consideration that at the time of the execution of the Merger Agreement, Mr. Dickerson Wright who holds approximately 35% of the Company Common Stock on a fully diluted basis, will enter into a Tender Agreement with Parent and Purchaser, pursuant to which he will agree to tender his shares in the Tender Offer.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all financial and other information provided to us by the Company or Parent or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or to independently verify, such information. We have further relied on the assurances of management of the Company that they are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any respect. We have, with your consent, assumed that the Projections and other information provided to us by the management of the Company were reasonably prepared by such management reflecting the best currently available estimates and good faith judgments of such management as to the future financial performance of the Company, and such Projections and other information provide a reasonable basis for our opinion. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal.

We have assumed that the representations and warranties of each party in the draft Merger Agreement are true and correct, that each party will perform all covenants and agreements required to be performed by it under such agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have further assumed that the final form of the Merger Agreement will be the same in all material respects as the draft Merger Agreement. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the draft Merger Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

We were not requested to consider, and our opinion does not in any manner address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us on, the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a portion of which is payable upon closing of the Transaction.

This letter is solely for the information of the Board of Directors of the Company in its consideration of the Transaction and may not be relied on by any other person, used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this letter may be reproduced in its entirety, if required, in any Schedule 14D-9 or proxy statement filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, provided that this letter is reproduced in such Schedule 14D-9 or proxy statement in full and that any description of or reference to us or summary of this letter in such 14D-9 or proxy statement will be in a form reasonably acceptable to us and our counsel.

Roth Capital Partners, LLC (“RCP”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. RCP may provide investment banking services to the Company in the future. RCP provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities of the Company for its own account and for the accounts of customers.

This letter does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender their shares in the Tender Offer or vote in favor of the Merger.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that as of the date hereof, the consideration to be received by the holders of Company Common Stock pursuant to the Transaction is fair from a financial point of view to the holders of Company Common Stock.

Very truly yours,

/s/    ROTH CAPITAL PARTNERS, LLC

Roth Capital Partners, LLC

ANNEX B

U.S. LABORATORIES INC.
7895 Convoy Court
Suite 18
San Diego, California 92111

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

General

This Information Statement is being mailed on or about August 22, 2002, as part of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to the holders of record of the shares of Common Stock, par value $0.01 per share, of the Company. This Information Statement is furnished in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Company’s Board of Directors. The Merger Agreement requires the Company, at the request of Purchaser, to cause Purchaser’s designees (the “Purchaser Designees”) to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 22, 2002. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on September 19, 2002, unless extended.

The information contained in this Information Statement concerning Purchaser and the Purchaser’s Designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

Right to Designate Directors

Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by Purchaser for, not less than a majority of the outstanding Shares on a fully-diluted basis, and prior to the Effective Time, Purchaser shall be entitled to designate a majority of the Company Board, and, upon the request of Purchaser, the Company shall (i) either increase the number of members of the Company Board or use its best efforts to secure the resignation of all its incumbent directors, other than (x) three (3) of the current directors who are neither officers of Parent nor designees, shareholders or affiliates of Parent or Parent’s affiliates (such directors, the “Independent Directors”) and (y) any other director Parent may designate, and (ii) cause Purchaser’s designees to be elected as directors of the Company in conformity with these priorities. Until the Effective Time, the Company shall cause its Board to have at least three Independent Directors.

The Company has agreed it will cause Purchaser’s designees to be elected; provided, however, that in the event that Purchaser’s designees are appointed or elected to the Board of Directors, until the effective time of the Merger, the Board of Directors of the Company will have at least three Independent Directors, and provided further that, in such event, if the number of Independent Directors is reduced below three for any reason, the remaining Independent Director is entitled to designate a person who will be elected by the full Company Board to fill such vacancy and who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or affiliates of Parent or any of Parent’s affiliates, and such persons shall be deemed to be Independent Directors.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of at least a majority of the shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than September 20, 2002, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

Certain Information Concerning the Company; Purchaser Designees

The shares of Common Stock are the only class of voting securities of the Company outstanding. Each Share has one vote. As of August 21, 2002, the Company had 5,138,660 Shares outstanding.

Directors and Officers of the Company

The Company’s Board of Directors currently consists of nine directors. The names of the current directors and executive officers of the Company, their ages as of August 21, 2002 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of a majority of the Shares by Purchaser pursuant to the Offer.

Name	Age	Positions
Dickerson Wright	55	Chief Executive Officer, President and Chairman of the Board of Directors
Donald C. Alford	58	Executive Vice President, Secretary and Director
Martin B. Lowenthal	45	Executive Vice President and Director
Joseph M. Wasilewski	52	Chief Financial Officer and Director
James L. McCumber	54	Director and Member of Audit and Compensation Committees
Robert E. Petersen	55	Director and Member of Audit and Compensation Committees
James R. Vogler	49	Director and Member of Audit and Compensation Committees
Berry R. Grubbs	61	Director
Roy E. Moore	56	Executive Vice President and Director

Dickerson Wright, P.E., is our founder and has served as our chairman of the board of directors and president since our incorporation in October 1993. Mr. Wright is a registered professional engineer with a history of building and managing engineering service companies and has over 25 years of experience in the independent testing and inspection industry. Prior to founding our company, he was the co-owner and executive vice president of American Engineering Laboratories and a senior executive with Professional Service Industries. Mr. Wright also served as president and chief executive officer of Western State Testing, as national group vice president of United States Testing Company, and as executive vice president of Professional Service Industries during this time.

Donald C. Alford, M.B.A., has served as our executive vice president and director since May 1998 and secretary since June 1999. Mr. Alford was an owner of Wyman Enterprises, Inc. and served as its vice president and chief financial officer from April 1996 until we acquired it. Mr. Alford continued to work for us as an officer of Wyman Testing after our acquisition of Wyman Enterprises, Inc. Mr. Alford was co-founder of Cornerstone Development, a real estate company that developed approximately 20 major projects in the San Diego area from 1983 to 1991. From October 1991 to June 1994, Mr. Alford served as president of Procom Supply Corporation, a wholesale distributor of telephone equipment. Mr. Alford also served as managing partner of S.A. Assets, LLC, a real estate development company, from July 1994 to September 1996.

Martin B. Lowenthal has served as our chief operating officer since December 2001, our executive vice president of national sales since November 2000, and one of our directors since May 1998. He has served as president and director of U.S. Engineering Laboratories, one of our subsidiaries, since November 1994 and as its secretary since its incorporation in October 1993. Mr. Lowenthal has 16 years of management experience in the engineering and testing industry. He oversees inspection and testing operations in New Jersey, New York, Delaware, Pennsylvania, Maryland, and Virginia.

Joseph M. Wasilewski, C.P.A./M.B.A., has served as our chief financial officer, treasurer and director since July 1999. Mr. Wasilewski has been instrumental in establishing accounting systems and internal controls for our company and its subsidiaries since its incorporation in 1993 on a consulting basis prior to becoming CFO. He has over 30 years of experience on the financial side of the inspection/consulting/engineering business. Mr. Wasilewski’s previous experience includes serving as CFO for LK Comstock & Co., Inc., a part of a multinational French-based conglomerate performing construction services. Before Comstock, he was the CFO for the 25-branch operation of SGS/United States Testing Co., Inc., a multinational Swiss-based engineering conglomerate.

James L. McCumber is the chairman, chief executive officer and founder of McCumber Golf, an internationally recognized firm noted for the design and construction of landmark golf courses. McCumber Golf was founded in 1971. Mr. McCumber has been one of our directors since May 1998. Additionally, he serves as a committee member for the United States Golf Association.

Robert E. Petersen, C.P.A., has served as one of our directors since May 1998. Mr. Petersen has served as president of Asset Management Group, a retail and industrial property management firm, since October 1983. Mr. Petersen has also served as senior vice president and chief financial officer of Collins Development Co. and vice president of La Jolla Development Co., both of which of are real estate development companies, since October 1983.

James R. Vogler, Esquire, has served as one of our outside directors since June 2001. Mr. Vogler has served as outside counsel for our company since 1993 and is presently a partner in the law firm of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, Chicago, Illinois.

Berry R. Grubbs, P.E., has served as one of our directors since June 22, 2002. He is also president of Terra-Mar, Inc., a firm he founded in 1980 and which we acquired in May 2002. A licensed professional engineer in Texas and Louisiana, Mr. Grubbs holds a masters degree in civil engineering from the University of Texas at Austin. Mr. Grubbs has over 35 years of experience in key technical and management roles of companies offering engineering services in domestic and international markets. Prior to founding Terra-Mar, Mr. Grubbs served as president of Fugro-Gulf, Inc., an international geotechnical and geophysical company. As president of Terra-Mar, he is responsible for strategic business planning, marketing, general supervision and direction of professional and technical personnel on multi-disciplined engineering projects. Mr. Grubbs has served on numerous boards and commissions, including the board of directors of the Dallas Area Rapid Transit Authority, Metrocrest Hospital Authority and Communities Foundation of Metrocrest. He has also been an executive committee member of a major investment study for the Northwest extension of the Dallas Light Rail System, a chairman of the Farmers Branch Chamber of Commerce, and a member of the Farmers Branch city council, where he served as mayor pro tem.

Roy E. Moore, P.E., G.E., has served as one of our directors since June 22, 2002, and as our executive vice president since June 2000. Mr. Moore was a founder and principal of Moore Consulting from June 1999 to June 2000; senior vice president and chief operating officer of AGRA Earth and Environmental from June 1996 to June 1999; and a co-founder of Ninyo & Moore Geotechnical Consulting. A professional engineer, licensed environmental engineer and geotechnical engineer, he has over 30 years of experience in geotechnical and environmental consulting and engineering.

Each of our directors is elected at the annual meeting of stockholders and serves until the next annual meeting and until his successor is elected and qualified, or until his earlier death, resignation or removal. There are no arrangements or understandings between us and any person pursuant to which any director has been selected. No member of the board is related to any other member of the board.

Purchaser Designees

The names and biographical information for the past five years of the persons Purchaser has identified to the Company as Purchaser’s Designees is set forth below.

Frank Piedelièvre has been Chairman, President and Chief Executive Officer of Parent since 1997.

François Tardan has been Vice-President of Finance, Legal & Information Systems of Parent since 1998.

Philippe Pappas has been a director and Vice-President Industry & Facilities—Southern Europe of Parent since 1999. Mr. Pappas was Vice President France of Parent from 1995 to 1999.

Jonathan W. Lawrence is currently Vice-President Human Resources and Internal Communication of Parent. Mr. Lawrence was Director of Management Development for Valeo Automotive Systems from May 1995 to September 2001.

Burton K. Haimes, Esquire, is currently a partner in the law firm of Thelen Reid & Priest LLP.

Current Board Composition, Meetings and Committees

Our board met three times in 2001. During 2001, all directors attended at least 75 percent of the meetings of the board and the committees on which they served during the period of their service.

We have a standing compensation committee currently comprised of Messrs. McCumber, Petersen and Vogler. The compensation committee reviews and acts on matters relating to compensation levels and benefit plans for our executive officers and key employees, including salary and stock options. The committee is also responsible for granting stock awards, stock options, stock appreciation rights and other awards to be made under our existing incentive compensation plans. The compensation committee held three meetings during fiscal 2001.

We also have a standing audit committee composed of Messrs. McCumber, Petersen and Vogler. In accordance with our audit committee charter, the audit committee assists our board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and reporting practices, reviews the independence and performance of our independent auditors, and helps maintain effective communication with our auditors.

The audit committee charter requires that the audit committee consist of three board members who satisfy the “independence” requirements of Nasdaq. In addition, each member must be able to review and evaluate financial statements, and at least one member must have accounting or related financial management experience. The audit committee members satisfy the “independence” requirements of Nasdaq and the other requirements as specified in the audit committee charter. The audit committee held three meetings during fiscal 2001.

Compensation Committee Interlocks and Insider Participation

During 2001, the members of the compensation committee were Messrs. McCumber, Petersen and Vogler. None of these individuals was an officer or employee of U.S. Laboratories or any of our subsidiaries during 2001, and none of these individuals is a former officer or employee of U.S. Laboratories or any of our subsidiaries. Mr. Vogler is a partner with the law firm of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, which we retained during 2001 with respect to certain legal matters. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Director Compensation

We reimburse our directors for all reasonable and necessary travel and other incidental expenses incurred in connection with their attendance at meetings of the board. In 2001, our non-employee directors received $1,000 for each meeting attended.

Executive Compensation

The following table sets forth certain information concerning compensation paid or accrued by us for the fiscal years ended December 31, 2001, 2000 and 1999 to or for the benefit of our chief executive officer and our four other most highly compensated executive officers whose total annual compensation for the year 2001 exceeded $100,000 each.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
(a)	(b)	(c)	(d)	(e)	(f)
Name and Principal Position	Fiscal Year Ended December 31st	Salary(1) ($)	Bonus(2) ($)	Other Annual Compensation ($)	Securities Underlying Options/SARs(#)
Dickerson Wright	2001	$300,000	$0	$—	5,000
Chief Executive Officer	2000	251,530	78,000	—	10,000
and President	1999	192,664	53,000	32,015	15,000

Gary H. Elzweig	2001	$251,923	$0	$—	—
Executive Vice President(3)	2000	201,199	75,0020	—	5,000
	1999	140,000	31,567	—	10,000

Martin B. Lowenthal	2001	$124,960	$0	$—	—
Executive Vice President	2000	104,869	39,400	—	—
	1999	81,200	28,000	—	—

Donald C. Alford	2001	$150,000	$0	$—	5,000
Executive Vice President	2000	140,837	45,000	—	10,000
and Secretary	1999	91,708	15,000	—	15,000

Joseph M. Wasilewski	2001	$150,000	$25,000	$—	10,000
Chief Financial Officer	2000	122,029	65,000	—	10,000
	1999	91,000	6,000	—	65,000

(1)
The aggregate amount of perquisites and other personal benefits, securities or property was less than the lesser of either $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(2)	Includes value of stock granted pursuant to the 1999 Stock Incentive Plan.
(3)	Mr. Elzweig resigned in March 2002.

The following table provides the specified information concerning grants of options and warrants to purchase our common stock made during the year ended December 31, 2001 to persons named in the Summary Compensation Table.

Options/SAR Grants in Last Fiscal Year

Name	Number of Securities Underlying Options/ SARs Granted	Percent of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term
					5% ($)	10% ($)
Dickerson Wright	5,000	6.5%	$6.60	01/03/06	$0	$724
Gary H. Elzweig	—	—	—	—	—	—
Martin B. Lowenthal	—	—	—	—	—	—
Donald C. Alford	5,000	6.5	6.00	01/03/06	0	3,724
Joseph M. Wasilewski	10,000	12.9	6.00	01/03/06	0	7,448

The following table provides information concerning exercises of options and warrants to purchase our common stock in the fiscal year ended December 31, 2001, and unexercised options and warrants held at fiscal year end by the persons named in the Summary Compensation Table. The value of the unexercised options and warrants that are in the money was calculated by determining the difference between the fair market value per share of our common stock on December 31, 2001 and the exercise price of the options and warrants.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options and Warrants at December 31, 2001		Value of Unexercised In-the-Money Options and Warrants at December 31, 2001(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dickerson Wright	60,000	$199,800	79,698	62,302	$198,448	$150,152
Gary H. Elzweig	30,000	135,000	50,000	0	124,500	0
Martin B. Lowenthal	10,000	6,900	25,000	0	77,250	0
Donald C. Alford	10,000	33,300	52,000	0	154,500	0
Joseph M. Wasilewski	25,000	137,500	31,662	35,338	97,836	96,834

(1)	Based on the closing price of a share of our common stock on December 31, 2001.

Employment Agreements

On August 31, 2000, we amended and restated our employment agreement with Joseph Wasilewski. The agreement expired on April 1, 2002 and provided that Mr. Wasilewski serve as our Chief Financial Officer. He received a base salary of $120,000 per year for his services plus standard executive benefits. Under the agreement, Mr. Wasilewski is entitled to receive the amount of $50,000, payable in $10,000 installments beginning on August 31, 2000 and each of the following four anniversaries. The agreement has been amended to allow Mr. Wasilewski to elect to receive, in lieu of the required payments, shares of our common stock at the price of $4 per share. Pursuant to the agreement, if we undergo a change of control, the guaranteed payments will be accelerated and must be paid within 15 days of the change of control. The Company has agreed to issue 7,500 shares to Mr. Wasilewski prior to the consummation of the Offer, if any, in full satisfaction of this obligation.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of August 21, 2002, by:

•	each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

The persons listed below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws, where applicable. The “Number of Shares” column in the table includes shares issuable upon exercise of options and warrants exercisable within 60 days after August 21, 2002. The number of options and warrants exercisable within 60 days after August 21, 2002 are listed in the “Shares Issuable Upon Exercise of Options” column. The address of all stockholders is c/o U.S. Laboratories Inc., 7895 Convoy Court, Suite 18, San Diego, California 92111.

Name of Beneficial Owner	Number of Shares	Percentage Ownership	Shares Issuable Upon Exercise of Options
Dickerson Wright	1,809,852	34.7%	75,755
Martin B. Lowenthal	96,926	1.9	27,000
Donald C. Alford	116,548	2.3	52,000
Joseph M. Wasilewski	57,035	1.1	16,664
James L. McCumber	6,000	*	0
Robert E. Petersen	11,000	*	11,000
James R. Vogler	0	—	0
Roy Moore	33,000	*	25,000
Berry Grubbs(1)	193,155	3.8	0
All current directors and officers as a group (9 persons)	2,323,516	43.5%	207,419

*	Represents less than 1%.
(1)
The Company committed to issue (but did not issue) options to purchase 5,200 shares of common stock to Mr. Grubbs in connection with the acquisition of a company wholly-owned by Mr. Grubbs. The Company will provide Mr. Grubbs with a cash payment in lieu of granting these options.

Section 16(a)    Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, among others, to file certain beneficial ownership reports with the Securities and Exchange Commission. Based on our review of the copies of forms furnished to us, we have identified the following forms that were filed late by these persons with respect to the year ended December 31, 2001. James Vogler filed a Form 3 late. Gary Elzweig filed one Form 4 late with respect to six transactions and an amended Form 4 reporting one transaction late. Joseph Wasilewski filed one Form 4 late with respect to five transactions. Dickerson Wright filed one Form 4 late with respect to four transactions. In addition, the following executive officers and directors each filed a Form 5 reporting the following number of transactions that were required to be reported on an earlier Form 4 or Form 5: Donald Alford, seven transactions; Mark Baron, four transactions; Thomas Chapman, Martin Lowenthal and Robert Peterson, three transactions each; Gary Elzweig, two transactions; Joseph Wasilewski, five transactions; and Dickerson Wright, eight transactions. We are not aware of any failures by our directors or executive officers to file the forms required to be filed by them pursuant to Section 16(a).

RELATED TRANSACTIONS

All ongoing present and future transactions with our affiliates have been, and will continue to be, on terms no less favorable to us than could have been obtained from unaffiliated parties, and will be approved by a majority of no less than two of our independent directors. These independent directors will not have an interest in those transactions and will have access, at our expense, to our counsel or independent legal counsel.

At December 31, 2001, Dickerson Wright, our Chairman of the Board, President and Chief Executive Officer, owed $140,863 to us. The total amount is due on September 30, 2005 in one payment and is non-interest bearing.

Mr. Vogler, one of our directors, is a partner with the law firm of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, which we retained during 2001 with respect to certain legal matters.

COMPENSATION COMMITTEE

Our compensation committee consists of Messrs. McCumber, Petersen and Vogler. None of these is an officer or employee of the company.

The following report of the compensation committee and the share price performance graph shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934 or incorporated by reference in any document so filed.

COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

The compensation committee of the board of directors administers the company’s executive compensation program. The compensation committee is responsible for approving the compensation package of each executive officer and recommending it to the board of directors as well as administering the 1998 Stock Option Plan and 1999 Stock Incentive Plan. In making decisions regarding executive compensation, the compensation committee considers the input of the company’s management and other directors.

The company’s executive compensation program consists of a mixture of base salary, cash bonuses, and incentive stock awards. To help determine the appropriate amount and mixture of the compensation package for each executive officer, the committee reviews and analyzes the compensation packages, both cash and equity, offered by other similarly-situated companies in the company’s industry. Moreover, the compensation committee subjectively considers the overall value to the company of each executive officer, including Mr. Wright, in light of numerous factors such as competitive position, individual performance, including past and expected contribution to the company’s goals of each executive officer, and the company’s long-term needs and goals, including attracting and retaining key management personnel.

For fiscal year 2001, the committee generally targeted the mid-point of the base salary range for its executives, including Mr. Wright, while giving somewhat lesser emphasis to subjective factors. The committee believes that this approach has allowed the company to compensate the senior executive group fairly and competitively by industry standards.

Generally speaking, the committee attempts through the granting of annual bonuses to promote a pay for performance philosophy by providing the executive group with direct cash incentives to achieve corporate financial goals. While the committee believed that the granting of annual bonuses to the executive group was otherwise merited by the company’s positive financial performance during 2001, the committee chose not to provide the executives with year-end bonuses to help offset the negative impact on earnings per share of the conversion of the company’s public warrants during the year.

Long-term incentive compensation is realized through granting of stock options to most employees, including eligible executive officers. The company has no other long-term incentive plans. Stock options are granted by the company to aid in the retention of employees and to align the interests of employees with those of the stockholders. In addition, the compensation committee believes that the grant of an equity interest serves to link management interests with stockholder interest and to motivate executive officers to make long-term decisions that are in the best interests of the company and the stockholders as well as provides an incentive to maximize stockholder value. Stock options have value for an employee only if the price of the common stock increases above the exercise price on the grant date and the employee remains in the company’s employ for the period required for the stock option to become exercisable, thus providing recipients of stock options with an incentive to remain in the company’s employ.

Impact of Section 162(m) of the Internal Revenue Code

The company does not believe Section 162(m) of the Internal Revenue Code of 1986, as amended, which disallows a tax deduction for certain compensation in excess of $1 million, will generally have an effect on the company. The compensation committee reviews the potential effect of Section 162(m) periodically and will consider various alternatives for preserving the deductibility of compensation payments. However, the compensation committee will not necessarily limit compensation to that which is deductible.

Conclusion

The compensation committee has reviewed each element of compensation for each of the executive officers for fiscal 2001. The compensation committee reported to the board of directors that in the compensation committee’s opinion, the compensation of each executive officer is reasonable in view of the company’s performance and the compensation committee’s subjective evaluation of the contribution of each executive officer to that performance.

Compensation Committee:

James L. McCumber
Robert E. Petersen
James R. Vogler

PERFORMANCE GRAPH

The following graph reflects the cumulative total return (change in stock price plus reinvested dividends) of a $100 investment in our common stock from the date of our initial public offering on February 23, 1999 through December 31, 2001 in comparison to those of the Nasdaq Stock Market (U.S. Companies) and a peer group. The peer group includes Arcadis NV, Jacobs Engineering Group Inc., Tetra Tech, Inc., URS Corporation, TRC Companies, Inc., Michael Baker Corporation, The Keith Companies, Inc. and Versar, Inc. The comparisons are not intended to forecast or be indicative of possible future performance of our common stock.

	Feb. 23, 1999	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001
U.S. Laboratories Inc.	$100.00	$53.13	$70.83	$151.50
Nasdaq Stock Market	$100.00	$171.48	$103.14	$81.83
Peer Group	$100.00	$92.56	$137.94	$171.76

AUDIT COMMITTEE REPORT

The following report of the audit committee shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934 or incorporated by reference in any document so filed.

The audit committee assists the board in carrying out its oversight responsibilities for our financial reporting process, audit process and internal controls. The audit committee also reviews the audited financial statements and recommends to the board that they be included in our annual report on Form 10-KSB. The audit committee is comprised solely of independent directors.

The audit committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2001 with our management and Ernst & Young LLP, our independent auditors. The committee has also discussed with Ernst & Young the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards) as well as having received and discussed the written disclosures and the letter from Ernst & Young required by Independence Standards Board Statement No. 1 (Independence Discussions with Audit Committees). Based on the review and discussions with management and Ernst & Young, the committee has recommended to the board that the audited financial statements be included in our annual report on Form 10-KSB for the fiscal year ending December 31, 2001 for filing with the Securities and Exchange Commission.

Audit Committee:

James L. McCumber
Robert E. Petersen
James R. Vogler